

Mail Stop 3030

March 5, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Douglas R. Young
Chief Executive Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054

> RE: **NeoMagic Corporation**
> **Form 10-K for the fiscal year ended January 27, 2008**
> **Filed April 24, 2008**
> **File No. 0-22009**

Dear Mr. Young:

We have reviewed your response letter dated January 26, 2009 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarter Ended October 31, 2008

1. Please refer to our prior comment 2. In your response letter dated January 26, 2009 you indicate that you intended to file your Form 10-Q for the quarter ended October 31, 2008 "on or about February 17, 2009." To date, we do not see that this filing has been made. Please file your Form 10-Q for the quarter ended October 31, 2008 within 10 days of this letter or tell us why this is not possible.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3640 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Julie Sherman
                                        Reviewing Accountant